UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Essendant Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

296689102

(CUSIP Number)

Sean D. Rodgers, P.C.

Laura Sullivan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Emu Investments LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person OO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Staples, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person CO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Arch Investors L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person OO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person SP GP (Cayman) Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person OO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person PN

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person OO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person OO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Stefan L. Kaluzny
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,203,631
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,203,631
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person IN

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

CUSIP No. 296689102	SCHEDULE 13D

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the common stock, par value $0.10 per share (the “Common Stock”), of Essendant Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 16, 2018 (the “Initial Schedule 13D” or the “Schedule 13D”).

Item 1. Security and Issuer

Item 1 is hereby amended by amending and restating the second paragraph as follows:

As of May 17, 2018, the Reporting Persons (defined below) beneficially owned an aggregate of 4,203,631 shares of Common Stock, representing approximately 11.16% of the outstanding shares of Common Stock of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by amending and restating it in its entirety as follows:

As of May 17, 2018, Emu had invested approximately $39,926,608.64 (exclusive of brokerage commissions) to purchase the 4,203,631 shares of Common Stock it owns. Emu obtained such funds through cash on hand of Staples.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by amending and restating the first two paragraphs as follows:

(a) , (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018, there were 37,656,113 shares of the Common Stock outstanding as of April 20, 2018.

Based on the foregoing, as of May 17, 2018, the 4,203,631 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 11.16% of the shares of the Common Stock issued and outstanding. Such 4,203,631 shares of the Common Stock are directly owned by Emu.

Item 5(c) is hereby amended by amending and restating the first paragraph as follows:

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty days by the Reporting Persons. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person. As described on Exhibit 99.2, no Reporting Person has transacted in shares of Common Stock since May 17, 2018.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit 99.1	Joint Filing Agreement, dated as of May 16, 2018, among Emu Investments LLC, Staples, Inc., Arch Investors L.P., SP GP (Cayman) Ltd., Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny (previously filed).

Exhibit 99.2	Trading data (filed herewith).

Exhibit 99.3	Letter from Staples, Inc. to Essendant Inc. dated April 17, 2018 (previously filed).

Exhibit 99.4	Letter from Staples, Inc. to Essendant Inc. dated April 29, 2018 (previously filed).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2018

EMU INVESTMENTS LLC

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Chief Executive Officer

STAPLES, INC.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

ARCH INVESTORS L.P.

By:	SP GP (Cayman) Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SP GP (CAYMAN) LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II, L.P.

By:	Sycamore Partners II GP, L.P.,
its General Partner

By:	Sycamore Partners II GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II GP, L.P.

By:	Sycamore Partners II GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II GP, LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of May 16, 2018, among Emu Investments LLC, Staples, Inc., Arch Investors L.P., SP GP (Cayman) Ltd., Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny (previously filed).

99.2	Trading data (filed herewith).

99.3	Letter from Staples, Inc. to Essendant Inc. dated April 17, 2018 (previously filed).

99.4	Letter from Staples, Inc. to Essendant Inc. dated April 29, 2018 (previously filed).